Exhibit 99.1

NON DEAL ROADSHOW PRESENTATION INVESTOR RELATIONS NASDAQ Ticker: "GRVY" CONFIDENTIAL | MAY 2005

These materials does not constitute an offer of securities and contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the popularity of our games; our ability to generate sufficient cash flow from operations to meet our operating needs; Increasing competition in the online game industry and other factors beyond our control. Investors are directed to our reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in our securities. We disclaim any responsibility, and do not intend, to update or otherwise revise the forward- looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way we expect, or at all. Investors should not place undue reliance on any of the forward-looking statements. Disclaimer

Gravity Strengths Largest Global Distribution Platform Brand Power of Ragnarok Online One-Source-Multi-Use Strong Development Capability

Largest Global Distribution Platform Ragnarok Online is commercialized in 20 countries Ragnarok Online expected to be serviced in 37 countries within 2005 Commercialized Beta Service

Brand Power of Ragnarok Online Ragnarok Online is #1 MMORPG in more than 10 key online game markets based on peak concurrent user base Source: IDC Dec 2003 Note: Based on votes from 180,000 valid questionnaires Top Online Games in Japan Source: JP Morgan, Mar 04 Note: Based on concurrent users Source: Deutsche Bank, Mar 04 Note: Based on concurrent users Top Online Games in Taiwan Source: IDC, Apr 2004 Note: Based on online game revenues Top Online Games in Thailand Ragnarok Online 1 Lineage 2 Jin Young Online 3 Seal Online 4 Lineage II 5 Cross Gate 6 MU 7 Stone Age 8 Ragnarok Online 1 Ragnarok Online 1 Lineage II 2 Final Fantasy XI 3 MU 4 Lineage XR 5 Ultima Online 6 Seal Online 7 Maple Story 8

One Source Multi Use Gravity has strong potential to leverage into other related industries and markets Gravity enjoys economies of scale RO MMORPG RO Movies RO Character Merchandi zing RO Mobile Games RO Animation Series RO Casual Games RO Console Games

Strong Development Capability Creator of Ragnarok Online, Myung-jin Lee, leads the development of RO2, the sequel to RO About 60% of employees are highly talented development professionals Gravity has acquired Trigger Soft, the developer of ROSE Online Recently hired L2 lead graphic designer Juno Jung Internationalized developers who mastered games of 'universal appeal' 2002 2003 2004 2005 2006 Developers 100 154 200 280 350 Sales/Operations/Overseas Support 49 70 163 200 240 Administration/Management 15 26 35 60 60

Gravity Strategy Horizontal Expansion Vertical Integration Ubiquitous Platform Glocalization Gung Ho Situation Unique Value Enhancement

Horizontal Expansion Expanding into new digital entertainment Leveraging economics of scales into traditional game platforms Character Products Movies & TV Animation Online Games Next Generation Portals PSP Wireless Games New Media Entertainment On Demand

Vertical Integration Maximizing value through acquisition strategy Gravity Trigger Soft Development Gravity Soft World Distribution Level Up Gung Ho Soft Star Service / Operation Gravity & Subsidiaries Development Distribution Service / Operation Present Future Gravity Soft World Level Up Gung Ho Soft Star

Ubiquitous Platform Gravity plans to develop ubiquitous games and entertainment contents Gravity plans to develop ubiquitous games and entertainment contents PC Online Next-Gen Hand Held Entertainment Device Next-Gen Online Console Wireless Device Device Device

Glocalization [localization of global market] Development Infrastructure - Gravity plans to recruit highly talented development professionals around the world - Gravity plans to set up game development studios in optional locations around the world Technology Infrastructure - Gravity plans to team up with best technology companies to enhance quality - Gravity plans to acquire cutting-edge technology for delivery of better gaming experience Human Infrastructure - Gravity plans to reinforce its management team by recruiting quality talents around the world Publishing Infrastructure - Gravity plans to acquire the top-quality games around the world

Gung Ho Situation RO Developer / Licensor RO Japan Distributor GungHo depends 99.8% of Revenue from Gravity $156m Gravity's Market Cap $2.5b GungHo's Market Cap Gung Ho trades at 1,000X FY05 estimated earnings, Gravity trades at 5X FY05 earnings

Unique Value Enhancement Horizontal Expansion Vertical Integration Ubiquitous Platform Localization of Global Market GungHo Valuation Leverage $ Time Market Discovery Process Acquisition Currency Substantial Growth Market Dominance

Gravity Investment Case Geographically Diversified Online Game Company Revenue Growth Strategy High Profit Margin Compelling Valuation

Geographically Diversified Online Game Company Over 75% of revenues generated from more than 11 international markets Gravity Source: Company Website, Company reports, Public filings *For the first nine months of 2004 NC Soft Shanda The9 Korea 22.3% U.S. 5.7% Japan 27.9% Taiwan 23.0% Thailand 8.3% China 4.5% Other 8.2% Korea 84.9% Taiwan 11.8% Japan 1.7% China/ HK 0.2% U.S. 1.4% Korea 84.8% Thailand 1.0% Japan 2.1% Other 3.2% China 6.7% Taiwan 2.1% Webzen

Revenue Growth Strategy RO2 - a repeat of L1 & L2 sequel success Requiem - a revolutionary 3D MMORPG Casual online games - at least 4 titles under negotiation Acquisition of existing online game revenue stream Next-gen game portal 3D games for mobile and wireless platform FUTURE REVENUE DRIVERS

High Profit Margin Gravity is one of the most profitable online game companies! 41% 40% 21% 6% 4% Gravity Shanda* NCsoft GungHo Webzen 1Q05 Net Margin * PiperJaffray estimate

Compelling Valuation FY05 PE Gravity 5x Gung Ho ~1000x Shanda 22.6X Netease 23.7X The9 24.4X NCsoft 13.5X * Based on various estimates. Price as of May 13, 2005